Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2024

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2024

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
 (UNAUDITED)

	December 31,	September 30,
	2023	2024
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	4,255	8,836
Short-term bank deposits	38,739	20,337
Trade receivables	358	3,611
Prepaid expenses	1,048	1,171
Other receivables	830	350
Inventory	1,953	3,544
Total current assets	47,183	37,849

NON-CURRENT ASSETS
Property and equipment, net	473	249
Right-of-use assets, net	1,415	1,398
Intangible assets, net	14,854	13,246
Total non-current assets	16,742	14,893
Total assets	63,925	52,742

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	3,145	9,822
Contract liabilities	12,957	2,255
Accounts payable and accruals:
Trade	10,869	4,633
Other	3,353	3,370
Current maturities of lease liabilities	528	517
Warrants	11,932	4,365
Total current liabilities	42,784	24,962
NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	6,628	17,982
Lease liabilities	1,290	1,293
Total non-current liabilities	7,918	19,275
CONTINGENT LIABILITIES
Total liabilities	50,702	44,237

EQUITY
Ordinary shares	31,355	34,430
Share premium	355,482	353,005
Warrants	1,408	1,408
Capital reserve	17,000	17,718
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(390,606)	(396,640)
Total equity	13,223	8,505
Total liabilities and equity	63,925	52,742

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	in USD thousands		in USD thousands
REVENUES	-	4,943	-	17,191
COST OF REVENUES	-	(822)	-	(3,174)
GROSS PROFIT	-	4,121	-	14,017
RESEARCH AND DEVELOPMENT EXPENSES	(2,727)	(2,565)	(9,417)	(7,284)
SALES AND MARKETING EXPENSES	(8,131)	(5,553)	(17,609)	(18,310)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,499)	(1,390)	(4,102)	(4,405)
OPERATING LOSS	(12,357)	(5,387)	(31,128)	(15,982)
NON-OPERATING INCOME (EXPENSES), NET	(3,141)	756	(13,790)	13,053
FINANCIAL INCOME	312	434	1,289	1,534
FINANCIAL EXPENSES	(837)	(1,625)	(3,101)	(4,639)
NET LOSS AND COMPREHENSIVE LOSS	(16,023)	(5,822)	(46,730)	(6,034)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.02)	(0.00)	(0.05)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	929,058,619	1,199,485,845	925,014,511	1,161,448,634

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2023	27,100	338,976	1,408	14,765	(1,416)	(329,992)	50,841
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2023:
Issuance of share capital, net	361	1,535	-	-	-	-	1,896
Warrants exercised	865	4,855	-	-	-	-	5,720
Employee stock options exercised	6	18	-	(9)	-	-	15
Employee stock options expired	-	78	-	(78)	-	-	-
Share-based compensation	-	-	-	1,392	-	-	1,392
Comprehensive loss for the period	-	-	-	-	-	(46,730)	(46,730)
BALANCE AT SEPTEMBER 30, 2023	28,332	345,462	1,408	16,070	(1,416)	(376,722)	13,134

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2024	31,355	355,482	1,408	17,000	(1,416)	(390,606)	13,223
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2024:
Issuance of share capital and warrants, net	3,056	(3,056)	-	-	-	-	-
Employee stock options exercised	19	56	-	(48)	-	-	27
Employee stock options expired	-	523	-	(523)	-	-	-
Employee stock options forfeiture	-	-	-	(88)	-	-	(88)
Share-based compensation	-	-	-	1,377	-	-	1,377
Comprehensive loss for the period	-	-	-	-	-	(6,034)	(6,034)
BALANCE AT SEPTEMBER 30, 2024	34,430	353,005	1,408	17,718	(1,416)	(396,640)	8,505

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2023	2024
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Net loss for the period	(46,730)	(6,034)
Adjustments required to reflect net cash used in operating activities (see appendix below)	19,131	(29,229)
Net cash used in operating activities	(27,599)	(35,263)

CASH FLOWS – INVESTING ACTIVITIES
Investments in short-term deposits	(13,882)	(26,350)
Maturities of short-term deposits	36,000	44,626
Purchase of property and equipment	(100)	(59)
Purchase of intangible assets	(179)	-
Net cash provided by investing activities	21,839	18,217

CASH FLOWS – FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	1,896	5,358
Exercise of warrants	2,530	-
Employee stock options exercised	15	27
Net proceeds from loan	-	19,223
Repayments of loan	(802)	(2,461)
Repayments of lease liabilities	(323)	(380)
Net cash provided by financing activities	3,316	21,767

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,444)	4,721
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	10,587	4,255
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(416)	(140)
CASH AND CASH EQUIVALENTS - END OF PERIOD	7,727	8,836

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2023	2024
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	678	2,213
Exchange differences on cash and cash equivalents	416	140
Fair value adjustments of warrants	13,968	(13,567)
Share-based compensation	1,392	1,289
Interest on short-term deposits	136	126
Interest on loan	2,170	1,269
Exchange differences on lease liability	(122)	67
Issuance cost of warrants	-	642
	18,638	(7,821)

Changes in operating asset and liability items:
Increase in trade receivables	-	(3,253)
Decrease (increase) in prepaid expenses and other receivables	(566)	357
Increase in inventory	(1,352)	(1,591)
Increase (decrease) in accounts payable and accruals	2,411	(6,219)
Decrease in contract liabilities	-	(10,702)
	493	(21,408)
	19,131	(29,229)

Supplemental information on interest received in cash	1,268	1,644

Supplemental information on interest paid in cash	833	1,586

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	66	305

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development (primarily in clinical stages) and commercialization of therapeutics, with a focus on the fields of oncology and hematology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange. Each ADS represents 15 ordinary shares.

The Company has two substantially wholly owned subsidiaries: (i) BioLineRx USA, Inc., incorporated in the U.S., and engaged in commercialization activities associated with the launch of motixafortide for stem-cell mobilization in the U.S.; and (ii) Agalimmune Ltd., incorporated in the United Kingdom, and engaged in clinical development activities with a focus on the field of immuno-oncology. In December 2023, the Company notified the former shareholders of Agalimmune Ltd. of its decision to terminate the development of AGI-134, the principal asset of Agalimmune Ltd., with an effective termination date of March 15, 2024. The operations of Agalimmune Ltd. are not material and have substantially ceased, and it is the intention of BioLineRx to either transfer ownership of Agalimmune Ltd. back to its former shareholders or other parties, or to liquidate it during 2025.

In September 2023, the U.S. Food and Drug Administration (“FDA”) approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and the Company began to independently commercialize motixafortide in the U.S.

In October 2023, the Company out-licensed the rights to motixafortide for all indications in substantially all of Asia (see Note 9), and in November 2024, the Company out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors (see Note 11a), and closed on an equity investment (see Note 11b). As a result of the November 2024 transactions, the Company intends to terminate its independent commercialization activities in the US, and has entered into an agreement to repay a substantial portion of its outstanding debt, as well as restructure the remaining debt balance (see Note 11b). Following these actions, the Company intends to refocus its operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 – GENERAL INFORMATION (cont.)

b.	War in Israel

On October 7, 2023, an unprecedented invasion was launched against Israel from the Gaza Strip by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border and other areas within the country, attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli civilian population. These attacks resulted in extensive deaths, injuries and the kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas, with commencement of a military campaign against the terrorist organization, in parallel to its continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), which have escalated into a military campaign against Hezbollah, and maritime and air attacks from the Houthi movement in Yemen. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities. In addition, Iran launched two direct attacks on Israel in April and October 2024, involving hundreds of drones and ballistic missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. To date, the State of Israel continues to be at war with Hamas and in an armed conflict with Hezbollah.

The Company’s headquarters and principal development operations are located in the State of Israel. In addition, most of its key employees, officers and directors are residents of Israel. The ongoing war in Israel has not, to date, materially impacted the Company’s business or operations. Furthermore, the Company does not expect any disruption to its programs or operations as a result of this situation. Nevertheless, at this time, it is not possible to predict the intensity or duration of Israel’s war on all fronts, nor how this conflict will ultimately affect the Company’s ongoing business and operations, or Israel’s economy in general.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 – GENERAL INFORMATION (cont.)

c.	Going concern

The Company has incurred accumulated losses in the amount of $397 million through September 30, 2024, and it expects to continue incurring losses and negative cash flows from operations until the cash flows from its strategic partnerships reach a level to offset its ongoing development costs. In this regard, Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Following the out-licensing transaction and debt repayment and restructuring agreements entered into in November 2024 (see Notes 1a and 11), Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into 2026.

The Company’s cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risks inherent in the Company’s operations indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the realization of capital inflows from its strategic partnerships and, if and when required, raising capital through the issuance of debt or equity securities. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in realizing the potential cash flows from its strategic partnerships and/or in raising capital, it may need to reduce activities, or curtail or cease operations.

d.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of September 30, 2024, and for the three and nine months then ended, were approved by the Board of Directors on November 24, 2024, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer, and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2024 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2023 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe (including the Israel-Hamas war) on the Company’s activities, and the resulting effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets, license revenue recognition, fair value of warrants, and measurement of allowance for accruals of chargebacks, rebates and returns. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions. As of the date of release of these financial statements, the Company estimates there are no material effects of those geopolitical tensions on its financial position and results of operations.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 3 – MATERIAL ACCOUNTING POLICIES

a.
General

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2023 and for the year then ended, except for the reclassification of warrant liabilities to from non-current liabilities to current liabilities, as described in Note 3b.

b.	New international financial reporting standards, amendments to standards and new interpretations

Classification of Liabilities as Current or Non-Current (Amendment to IAS 1)

The narrow-scope amendments to IAS 1, “Presentation of Financial Statements,” clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments may affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The Company adopted these amendments effective January 1, 2024. The impact on the Company’s financial statements of these amendments was the reclassification of the Company’s warrant liabilities from non-current to current as of its effective date. The Company has retrospectively applied the amendments in these interim financial statements and, accordingly, has retrospectively adjusted the comparative balance sheet for December 31, 2023 to reclassify its warrant liabilities ($11,932 as of December 31, 2023) from non-current to current. Adoption of the amendments had no other impact on the Company’s financial statements.

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as a sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the nine months ended September 30, 2024, no ADSs were issued by the Company. From the effective date of the agreement through the issuance date of this report, 2,109,858 ADSs have been sold under the program for total gross proceeds of approximately $4.4 million and total fees of approximately $0.1 million.

NOTE 5 – LONG-TERM LOAN

In September 2022, the Company entered into a loan agreement (the “Loan Agreement”) with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital VII Aggregator SCSP) (“BlackRock”), with an aggregate principal amount of up to $40 million comprised of three tranches of up to $10 million, $20 million and $10 million. The Company drew down the initial tranche of $10 million following execution of the Loan Agreement in September 2022 and it drew down the second tranche of $20 million in April 2024, following fulfilment of the requisite milestones. The third tranche was available for drawdown until October 1, 2024, upon achievement of certain milestones. No drawdown was made by the indicated date, and thus, the third tranche is no longer available under the facility.

Each tranche of the loan carries a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. The interest-only periods are subject to possible extension based on certain pre-defined milestones. Borrowings under the financing bear interest at a fixed annual rate of 9.5% (~11.0%, including associated cash fees). As security for the loan, BlackRock received a first-priority secured interest in all Company assets, including intellectual property, and the Company undertook to maintain a minimum cash balance. In addition, BlackRock is entitled to mid-to-high single-digit royalties on motixafortide sales in the U.S., up to a pre-defined cap.

The loan's current value includes the accrual of effective interest, including estimated future royalties.

In November 2024, the Company entered into a repayment and restructuring agreement with BlackRock (see Note 11c).

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 6 – CONTINGENT LIABILITIES

On January 5, 2023, a putative securities class action complaint was filed in the U.S. against the Company and its Chief Executive Officer. The complaint claims that the Company made false and materially misleading statements and failed to disclose material adverse facts pertaining to its financial position with regard to the development of motixafortide and that the Company would require a loan and a securities offering to commercialize motixafortide. The complaint asserted a putative class period of February 23, 2021 to September 19, 2022, inclusive, and sought certification as a class action and an unspecified amount of damages. On July 5, 2023, plaintiffs filed an amended complaint, alleging the same claims and adding the Company’s Chief Financial Officer. On September 5, 2023, the Company, its Chief Executive Officer and its Chief Financial Officer filed a motion to dismiss the amended complaint in its entirety and, on July 15, 2024, the court granted the order to dismiss without prejudice. The plaintiffs did not file an amended claim by the deadline, which passed on August 14, 2024. In addition, on February 5, 2023, a substantially similar lawsuit and motion to approve the lawsuit as a class action was filed against the Company and its Chief Executive Officer in the Tel Aviv District Court. The total amount claimed in the motion filed in Tel Aviv, if the lawsuit is certified as a class action, is approximately NIS 113.5 million (approximately $32 million). The outcome of the legal proceeding in the Tel Aviv District Court is uncertain at this point, although the Company anticipates it will likely be dismissed following the dismissal of the U.S. claim. Notwithstanding, the Company believes that it is without merit and intends to vigorously defend itself against such action.

On June 16, 2024, Biokine Therapeutics Ltd. (“Biokine”), filed a complaint with the District Court of Jerusalem against the Company. The complaint alleges breach of contract and a purported failure to make certain payments to Biokine under the Company’s in-licensing agreement with Biokine for motixafortide. The lawsuit seeks compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. The Company filed a statement of defense on November 17, 2024. The Company believes the claim is without merit and intends to vigorously defend itself against such action. On November 20, 2024, the Company and Biokine entered into an agreement to refer the dispute to arbitration.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 7 – EQUITY FINANCINGS

a.	Warrants from September 2022 offering

In September 2022, the Company completed a registered direct offering of 13,636,365 ADSs at a price of $1.10 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 13,636,365 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.15 per ADS. In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 681,818 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.375 per ADS. Gross proceeds from the offering totaled $15.0 million, with net proceeds of $13.5 million, after deducting fees and expenses. The offering consideration allocated to the placement agent warrants amounted to $0.4 million.

The warrants issued to the investors have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 3.62%, and an average standard deviation of 82.5%. The gross consideration initially allocated to the investor warrants amounted to $9.1 million, with total issuance costs initially allocated to the warrants amounting to $0.8 million.

The fair value of the warrants amounted to $2,131,000 as of September 30, 2024 (December 31, 2023 - $11,905,000), and was based on the then current price of an ADS, a risk-free interest rate of 3.58%, an average standard deviation of 81.4%, and on the remaining contractual life of the warrants.

The changes in fair value for the nine months ended September 30, 2024 of $9,774,000 have been recorded as non-operating income in the statement of comprehensive loss. As of September 30, 2024, 2,545,455 of these warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

b.	April 2024 offering

In April 2024, the Company completed a registered direct offering of 7,500,000 ADSs at a price of $0.80 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 7,500,000 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $0.80 per ADS. Gross proceeds from the offering totaled $6.0 million, with net proceeds of $5.4 million, after deducting fees and expenses.

The warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 7 – EQUITY FINANCINGS (cont.)

b.	April 2024 offering (cont.)

The fair value of the warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.21%, and an average standard deviation of 84.7%. The fair value initially allocated to the investor warrants amounted to $6,250,000, with total issuance costs initially allocated to the warrants amounting to $642,000.

Due to a difference between the fair value at initial recognition and the transaction price (“day 1 loss”), upon initial recognition, the fair value of the warrants was adjusted by the amount of $250,000, to reflect the unrecognized day 1 loss. Following initial recognition, the unrecognized day 1 loss of the warrants is being amortized over its contractual life.

The fair value of the warrants amounted to $2,444,000 as of September 30, 2024, and was based on the then current price of an ADS, a risk-free interest rate of 3.58%, an average standard deviation of 88.3%, and on the remaining contractual life of the warrants. The changes in fair value for the nine months ended September 30, 2024, amounting to $3,804,000, have been recorded as a non-operating income in the statement of comprehensive loss.

As of September 30, 2024, none of these warrants had been exercised.

NOTE 8 – SHAREHOLDERS’ EQUITY

As of December 31, 2023 and September 30, 2024, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2023	2024

Authorized share capital	2,500,000,000	2,500,000,000

Issued and paid-up share capital	1,086,589,165	1,199,859,910

	In USD and NIS
	December 31,	September 30,
	2023	2024

Authorized share capital (in NIS)	250,000,000	250,000,000

Issued and paid-up share capital (in NIS)	108,658,916	119,985,991

Issued and paid-up share capital (in USD)	31,355,056	34,430,004

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 9 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – ASIA REGION

In October 2023, the Company closed on a license agreement (the “Gloria License Agreement”) with Hong Seng Technology Limited (“HST”) and Guangzhou Gloria Biosciences Co., Ltd. (“Gloria” and together with HST, the “Gloria Licensee”), pursuant to which the Company granted HST an exclusive, royalty-bearing, sublicensable license to develop and commercialize motixafortide in Asia (other than Israel and certain other countries) (collectively, the “Gloria Territory”) and to engage and authorize Gloria to perform services under the Gloria License Agreement in the Gloria Territory. In addition, the Company granted the Gloria Licensee a first offer right with respect to the grant of certain rights in motixafortide outside of the Gloria Territory.

Pursuant to the terms of the Gloria License Agreement, the Gloria Licensee paid an upfront payment of $15 million, which was received by the Company at closing. The Company is also entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Gloria Territory. In addition, the Company is eligible to receive tiered double-digit royalties (ranging from 10-20%), on a country-by-country basis until the longer of (i) fifteen years from the date of the first sale of motixafortide by Gloria Licensee, (ii) the last to expire valid claim of any licensed patents with respect to motixafortide in such country and (iii) the expiration of motixafortide’s orphan drug status in such country. The royalties payable by Gloria Licensee are to be reduced by 50% following the end of the initial royalty term and are also to be reduced upon the occurrence of certain events, including, on a country-by-country basis, the entry of a generic product in such country.

In addition, in October 2023, the Company closed on a securities purchase agreement (the “Gloria Purchase Agreement”) with HST and Gloria, pursuant to which the Company issued in a private placement an aggregate of 6,829,137 ADSs of the Company, at a purchase price of $2.136 per ADS. Aggregate gross proceeds from the sale were approximately $14.6 million, with related issuance costs amounting to approximately $0.9 million. No warrants were issued in the transaction.

In accordance with IFRS 15, both agreements have been treated as a single unit of account, with the consideration combined and subsequently allocated between the Gloria Purchase Agreement and the Gloria License Agreement. Of the total consideration amounting to $29.6 million, $12.0 million were allocated to the Purchase Agreement, and $17.6 million were allocated to the Gloria License Agreement. Costs in the amount of $0.7 million directly attributable to the Purchase Agreement were recognized as a reduction in equity.

The Company has identified the following performance obligations in the contract, each to be recognized separately: (1) SCM license; (2) SCM support services; and (3) PDAC license and related support services.

With regard to PDAC, the Company determined that the license, together with the associated support services, should be combined into a single performance obligation, since the Licensee cannot benefit from the license without the associated support services. The support services are highly specialized for the licensed product in this indication. Licensing rights for other indications and related support were deemed immaterial.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 9 – LICENSE AND SECURITIES PURCHASE AGREEMENTS (cont.)

The fixed transaction price has been allocated among the performance obligations based on similar price offers received by the Company, with the assistance of a valuation specialist. The variable consideration related to the performance obligations was not taken into account in the fixed transaction price due to uncertainty.

Revenue has been/will be recognized in the Company’s financial statements as follows:

a.	Revenue for the SCM license was recognized in the fourth quarter of 2023, upon transfer of control over the license to the licensee, in the amount of approximately $2.0 million.

b.
Revenue from providing the SCM support services is recognized using the input method, which is based on costs incurred and labor hours expended, expected to result in straight-line revenue recognition over nine months, totaling approximately $0.1 million.

c.
Revenue from the PDAC performance obligation is recognized over time, with the percentage of completion determined based on support hours incurred, and expected to be recognized through the end of 2024, in the total amount of $15.5 million.

Based on the above methodology, as well as the achievement of a specific regulatory milestone, the Company recognized revenues from the license agreement of approximately $3.2 million and $12.7 million in the three and nine months ended September 30, 2024, respectively.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 10 – REVENUES AND COST OF REVENUES

a.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	in USD thousands		in USD thousands
License revenues (see Note 9)	-	3,221	-	12,702
Product sales, net	-	1,722	-	4,489
	-	4,943	-	17,191

b.	Cost of revenues

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	in USD thousands		in USD thousands
Amortization of intangible asset	-	427	-	1,555
Direct costs related to license revenues	-	142	-	530
License fees and royalties payable to licensor	-	170	-	853
Cost of product sales	-	83	-	236
	-	822	-	3,174

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 11 – SUBSEQUENT EVENTS

a.	Out-license agreement with Ayrmid Pharma Ltd.

On November 20, 2024, the Company entered into a license agreement (the “Ayrmid License Agreement”) with Ayrmid Pharma Ltd. (the “Ayrmid Licensee”), pursuant to which the Company granted Ayrmid Licensee an exclusive, transferable, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide, in order to commercialize motixafortide across all indications, except solid tumor indications, in all territories other than Asia (collectively, the “Ayrmid Territory”).

Pursuant to the terms of the Ayrmid License Agreement, the Ayrmid Licensee is required to pay a non-refundable $10 million upfront payment within ten days of the effectiveness of the Ayrmid License Agreement. The Company is also entitled to up to $87 million of certain commercial and sales milestones based on defined sales targets of motixafortide in the Ayrmid Territory. Additionally, the Company is eligible to receive tiered double-digit royalties (ranging from 18-23%) on aggregate net sales of motixafortide on a country-by-country basis until the longer of (i) fifteen years from the date of the first sale of motixafortide by Ayrmid Licensee in such country, (ii) the last to expire of any licensed patents with respect to motixafortide in such country, (iii) the expiration of regulatory exclusivity in such country and (iv) the expiration of motixafortide’s orphan drug status, if any, in such country, it being noted that such royalties may be subject to reduction in certain specific circumstances.

In connection with the Ayrmid License Agreement, the Company and Ayrmid Licensee also entered into a manufacturing and supply agreement (the “Supply Agreement”), according to which the Company will supply motixafortide to the Ayrmid Licensee during the term, on a cost-plus basis, for both commercial and development supply. Furthermore, the Supply Agreement provides Ayrmid Licensee with “step-in rights” with respect to the manufacture and supply of motixafortide upon the occurrence of certain trigger events. In addition, the Company and Ayrmid Licensee entered into a transition services agreement pursuant to which the Company will provide Ayrmid Licensee with certain services related to the development and commercialization of motixafortide within the Ayrmid Territory during a defined transition period, on a cost basis.

The Ayrmid License Agreement will continue on a country-by-country basis in the Ayrmid Territory until the expiration of the royalty term or earlier termination thereof. The Ayrmid License Agreement may also be terminated by either party in the case of a material breach or bankruptcy.

Following this transaction, the Company plans to undertake certain cost-cutting and workforce reduction measures to reduce its cash burn, including the full shut down of its U.S. commercial operations.

The Company paid a banking fee of $2 million in connection with the Ayrmid License Agreement.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 11 – SUBSEQUENT EVENTS (cont.)

b.	Registered Direct Offering

On November 20, 2024, the Company also entered into a securities purchase agreement (the “Highbridge Purchase Agreement”) with certain funds associated with Highbridge Capital Management LLC (the “Investors”) providing for the issuance and sale, in a registered direct offering (the “Offering”), of 16,471,449 ADSs (or pre-funded warrants to purchase ADSs in lieu of ADSs (the “Pre-Funded Warrants”)). Each ADS and Pre-Funded Warrant will be sold together with a number of warrants equal to 50% of the aggregate number of ADSs and Pre-Funded Warrants sold in the Offering, or in total warrants to purchase up to an aggregate of 8,235,724 ADSs (the “Ordinary Warrants” and together with the Pre-Funded Warrants, the “Warrants”), at a combined purchase price of $0.5464 per ADS and accompanying Ordinary Warrant and $0.5463 per Pre-Funded Warrant and accompanying Ordinary Warrant. Aggregate gross proceeds from the Offering (without taking into account any proceeds from any future exercises of Warrants) were $9.0 million. The Offering closed on November 21, 2024.

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per ADS, subject to adjustment as set forth therein, and do not expire until exercised in full. The Ordinary Warrants have an exercise price of $0.5900 per ADS, subject to adjustment as set forth therein, are immediately exercisable, and have a 4-year term from the issuance date. The Pre-Funded Warrants and, if at the time of exercise there is no effective registration statement registering the ADSs underlying the Ordinary Warrants, the Ordinary Warrants, may be exercised on a cashless basis.

A holder of the Warrants does not have the right to exercise any portion of its Pre-Funded Warrants and Ordinary Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ADSs or ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares (including ordinary shares represented by ADSs) in excess of 4.9% of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

The Highbridge Purchase Agreement also provides for certain restrictions regarding the exercise of warrants where their exercise would cause the beneficial ownership percentage of the Company to exceed 4.9%; certain lockup, standstill and voting rights restrictions; and a right to participate in certain future financings.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 11 – SUBSEQUENT EVENTS (cont.)

c.	Debt repayment and restructuring agreement

In connection with the Ayrmid License Agreement, the Company entered into an amendment (the “Amendment”) to the Loan Agreement with BlackRock. Pursuant to the Amendment, (i) the Company will make aggregate payments of $16.5 million, as partial repayment of the loan to BlackRock and in lieu of future revenue-based payments, which will be fully cancelled, (ii) effective December 1, 2024, the Company will begin to pay the remaining amounts outstanding under the loan (in principal and interest) over a three-year period ending December 1, 2027, and (iii) the Company’s minimum cash balance requirement under the Loan Agreement has been reduced to $4 million. All other terms of the Loan Agreement remain the same. The effectiveness of the Amendment is subject to the satisfaction of certain conditions, including, but not limited to, the Company’s receipt of the upfront payment under the Ayrmid License Agreement.